Exhibit 99.1

ObsEva Annual Report 2021

Ad hoc announcement pursuant to Art. 53 LR of the SIX Swiss Exchange

Geneva, Switzerland and Boston, MA – March 31, 2022 – ObsEva SA (NASDAQ: OBSV / SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today published its Annual Report 2021 to Shareholders.

The Annual Report 2021 to Shareholders may be found in the financial section of the Company’s website, here. To access the Annual Report 2021 to Shareholders directly, please click here.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on new therapies for the treatment of uterine fibroids, endometriosis, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is traded under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is traded under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Katja Bührer

Katja.buhrer@obseva.com

+1 (917) 969-3438